March 5, 2007
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Mr. Kevin L. Vaughn Branch Chief David Burton Staff Accountant

Re:	Form 10-K for the 11 month Transition Period ended September 30, 2006, Filed December 8, 2006 File No. 001-12488
Ladies and Gentlemen:
     The purpose of this letter is to respond to the comments in your letter dated February 20, 2007, regarding your review of the aforementioned filings with the Securities and Exchange Commission (“SEC”). For ease of reference, each paragraph number in this letter corresponds to the same paragraph number in your letter.
Form 10-K for the Transition Period ended September 30, 2006

Comment 1.	Note D. Acquisition — Page 40

We note your disclosure that the estimates used to determine the amounts assigned to intangible assets for the Power/Vac acquisition and the amounts assigned to property plant and equipment for the S&I acquisition are based on independent appraisals. Please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify the appraisal firm in the “Experts” section and include its consent in the registration statement. If true, you may revise the disclosure in future filings to clearly indicate that management is responsible for the valuation and that management considered a number of factors in estimating fair value. In this regard, you should discuss the factors that management considered when estimating fair value.

Response:
In future filings we will expand our discussion regarding management’s responsibility for the valuation and the various factors considered. Currently, the only outstanding shelf registration statements we have are on Form S-8 which do not have an “Experts” section, but we do make note of your comment related to the “Experts” section for future registration statements.

Securities and Exchange Commission
March 31, 2005

Comment 2.	Switchgear and Instrumentation Limited (“S&I”) — Page 41

We note your disclosure on page 43 that prior to the acquisition, S&I accounted for its revenue contracts on the completed contract method. We note that you now account for these contracts on a percentage of completion basis. Please explain to us how you considered the change in revenue recognition in your purchase accounting. Discuss whether you recorded deferred revenues and deferred costs at the acquisition date and if so, how you determined the amounts to record.

Response:
Powell recognizes its revenues from construction contracts under the percentage of completion method in accordance with SOP 81-1. Paragraph .13 of SOP 81-1 details the types of contracts covered by that accounting guidance, and as S&I is a custom manufacturer of specialty equipment to buyers’ specifications, these construction contracts are within the guidance provided by ARB 45 and SOP 81-1. Long-term contracts are accounted for using the percentage of completion method as this method presents more accurately the relationship between gross profit from these contracts and the related period costs. As stated in SOP 81-1, paragraphs .22 and .23, percentage of completion is the preferable method of accounting for construction contracts in circumstances where reasonably dependable estimates can be made, the contractor and customer can reasonably be expected to satisfy their contractual obligations, and the contracts include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement. As S&I’s long-term contracts meet these requirements, percentage of completion accounting was determined to be the applicable method for accounting for their long-term contracts.

In applying purchase accounting, long-term contracts which were not completed as of the acquisition date were analyzed in accordance with the guidance of SOP 81-1. We compared the labor costs incurred to the estimated labor costs expected to be incurred to determine the percentage of completion for each contract. We also determined the total expected costs to be incurred for each contract and the total contract value to determine the total estimated gross profit for each contract. Adjustments were recorded based on the estimated revenues and profits to be recognized at the acquisition date with corresponding adjustments to costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings.

As a result, we recorded deferred revenues and deferred costs at the acquisition date in accordance with SOP 81-1. Please note the purchase price allocation on Page 42 reflects “costs and estimated earnings in excess of billings” of $4.5 million (deferred costs) and “billings in excess of costs and estimated earnings” of $1.4 million (deferred revenues).

Securities and Exchange Commission
March 31, 2005

The company hereby acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope you find that we have been appropriately responsive to your comments and look forward to enhancing our future periodic filings based on the comments you have provided. Please feel free to call me at (713) 944-6900 if you have any questions regarding this response.

Sincerely, POWELL INDUSTRIES, INC.
By:	/s/ DON R. MADISON
Don R. Madison
Vice President, Chief Financial Officer, Secretary, Treasurer

Cc: Winstead PC (counsel to Powell Industries, Inc.)